Exhibit 99.44
Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (“U.S. Securities Act”) or any state securities laws and, unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act and applicable state securities laws, may not be offered, sold, reoffered, resold or delivered, directly or indirectly, in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act). This  short form base shelf prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Secretary of BOX at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 Telephone: (416) 359-8555, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 12, 2010

BROOKFIELD OFFICE PROPERTIES CANADA

$750,000,000

Trust Units
Debt Securities

Brookfield Office Properties Canada (“BOX”, “we”, “us” and “our”) may from time to time offer and issue trust units and unsecured debt securities (together referred to as the “Securities”) under this short form base shelf prospectus. The Securities offered hereby may be offered separately or together, in one or more series in an aggregate initial offering amount of up to $750,000,000 or, if any of our debt securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of $750,000,000, at any time and from time to time during the 25 month period that this prospectus, including any amendments thereto, remains valid. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. BPO Properties Ltd. (“BPP”), a subsidiary of Brookfield Properties Corporation (“BPO”), may also offer and sell trust units under this prospectus. See “Selling Unitholder”.

The specific terms of the Securities in respect of which this prospectus is being delivered will be set forth in an accompanying prospectus supplement and may include, where applicable (i) in the case of our trust units, the number of trust units offered and the offering price; and (ii) in the case of our debt securities, the designation, the aggregate principal amount, the maturity, the interest provisions, any mandatory or optional redemption or sinking fund provisions, the form of debt securities, the authorized denominations and the currencies or currency units in which any of the debt securities will be issuable, the offering price and any other terms of the debt securities. The debt securities offered hereby may consist of debentures, notes or other types of debt and may be issuable in series. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer the Securities unless accompanied by a prospectus supplement. Our intended use for any net proceeds expected to be received from the issue of the Securities will be set forth in a prospectus supplement. All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each such prospectus supplement will be deemed to be incorporated by reference in this prospectus as of the date of each such prospectus supplement and only for the purposes of the distribution of the Securities to which such prospectus supplement pertains.

Our head office is at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.

Investing in the Securities is subject to certain risks. See “Risk Factors”.

We may sell, or BPP may sell, the Securities to or through underwriters or dealers directly pursuant to applicable statutory exemptions, or through agents designated by us or BPP from time to time. Each prospectus supplement will identify each person who may be deemed to be an underwriter with respect to the Securities being offered and will set forth the terms of the offering of such Securities, including, to the extent applicable, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to us or BPP from the sale of the offered Securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or reallowed or paid to dealers. The managing underwriter or underwriters with respect to the Securities sold to or through underwriters will be named in the applicable prospectus supplement.

In connection with any underwritten offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

Our outstanding trust units are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BOX.UN”.

A return on an investment in our trust units is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in our trust units is at risk, and any anticipated return on an investment in our trust units is based on many performance assumptions. Although we intend to make distributions of available cash to our unitholders in accordance with our distribution policy from time to time, those cash distributions are not assured and may be reduced or suspended, depending on numerous factors disclosed in continuous disclosure documents filed with the securities regulators from time to time in Canada by us. In addition, the market value of our trust units may decline if we are unable to make cash distributions in accordance with our distribution policy in the future, and that decline may be significant.  See “Risk Factors”.

The after-tax return to our unitholders from an investment in our trust units will depend, in part, on the composition for income tax purposes of distributions that we pay on the trust units, portions of which may be fully or partially taxable or may constitute tax deferred distributions which are not subject to tax at the time of receipt but reduce a unitholder’s cost base in our trust units for tax purposes. The composition may change over time, thus affecting a unitholder’s after-tax return. Distributions of our net income are generally taxed as ordinary income in the hands of the unitholder. Distributions in excess of our net income are generally not taxed (and reduce a unitholder’s cost base in our trust units for tax purposes).

BOX is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. Our trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.

Unless otherwise specified in a prospectus supplement relating to a series of debt securities, debt securities offered hereby will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which these debt securities may be sold and purchasers may not be able to resell the debt securities purchased under this prospectus. This may affect the pricing of our debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of our debt securities, and the extent of issuer regulation. See “Risk Factors”.

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS PROSPECTUS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
BROOKFIELD OFFICE PROPERTIES CANADA	4
RECENT DEVELOPMENTS	5
SELLING UNITHOLDER	5
USE OF PROCEEDS	5
DESCRIPTION OF THE TRUST UNITS	6
DESCRIPTION OF THE DEBT SECURITIES	8
PLAN OF DISTRIBUTION	9
CERTAIN CANADIAN INCOME TAX CONSIDERATIONS	10
RISK FACTORS	10
LEGAL MATTERS	10
PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	10
PROMOTER	10
AUDITORS’ CONSENT	A-1
CERTIFICATE OF THE ISSUER	C-1

INFORMATION CONTAINED IN THIS PROSPECTUS

Basis of Presentation

In this prospectus, unless the context indicates otherwise: “BOX” means Brookfield Office Properties Canada, Brookfield Office Properties Canada LP and their direct and indirect subsidiaries, and includes BPP prior to the Transaction (as defined herein); “BPP” means BPO Properties Ltd.; and “BPO” means Brookfield Properties Corporation and its direct and indirect subsidiaries other than BOX.

All dollar amounts set forth in this prospectus and any prospectus supplement are in Canadian dollars, except where otherwise indicated.

The information in this prospectus is given as at August 12, 2010, unless otherwise specified.

Forward-Looking Statements

This prospectus, including the documents incorporated by reference, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect our current beliefs and are based on assumptions and information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from our anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, we cannot give any assurance that our expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of our newly-developed properties and re-leasing of our occupied square footage upon expiration; dependence on our tenants’ financial condition; the uncertainties of real estate development and acquisition activity; our ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results; and other risks and factors described in the documents that we file with the securities regulators from time to time in Canada. We do not undertake to publicly update or revise any forward-looking statements or information contained in this prospectus or the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

1.	our business acquisition report dated July 15, 2010;

2.	our non-offering prospectus dated July 27, 2010; and

3.	our press release dated August 4, 2010 announcing our financial results for the second quarter ending June 30, 2010.

Any of our documents of the types described in section 11.1 of Form 44-101F1  Short Form Prospectus which are required to be filed with securities commissions or similar authorities in Canada during the time that this prospectus is valid shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

When we file a new annual information form and audited comparative consolidated financial statements with and, where required, accepted by the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form and the previous audited comparative consolidated financial statements incorporated by reference herein, if applicable, and all of the unaudited comparative interim consolidated financial statements, material change reports, business acquisition reports and proxy circulars incorporated by reference herein or filed prior to the commencement of the financial year in which our annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of the Securities to which that prospectus supplement pertains.

Where we disclose our earnings coverage ratios by a prospectus supplement, the prospectus supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of earnings coverage ratios and any prospectus supplement supplying any additional or updated information we may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement.

Prospective investors should rely only on the information incorporated by reference or contained in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide different or additional information. We are not making an offer of  Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Secretary of BOX at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 Telephone: (416) 359-8555, and are also available electronically at www.sedar.com.

BROOKFIELD OFFICE PROPERTIES CANADA

BOX is a limited purpose unincorporated, closed-ended, real estate investment trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated as of March 19, 2010 (the “Declaration of Trust”). We were formed in connection with the reorganization (the “Transaction”) of the business of BPP on May 1, 2010 pursuant to which its directly owned office assets were transferred to us.

Our portfolio is comprised of interests in 19 premier office properties totaling 14 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary.

We focus on the following strategic priorities:

•	realizing value from its properties through proactive leasing initiatives;

•
prudent capital management including the refinancing of mature properties and investing in joint venture opportunities with institutional partners who seek to benefit from the depth of its expertise; and

•	acquiring high quality commercial properties in its primary markets for value when opportunities arise.

Our operating business is carried on by Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. The following chart sets forth our current principal operating structure:

Notes:

1.	As at August 12, 2010, BPP held trust units and Class B LP Units of Brookfield Office Properties Canada LP (“Class B LP Units”) representing an aggregate equity interest in BOX of approximately 90.6%.

2.	Holders of Class B LP Units hold one special voting unit of BOX for each Class B LP Unit held. The special voting units provide voting rights with respect to BOX to holders of Class B LP Units.
3.	Interests in the properties in our portfolio are held by Brookfield Office Properties Canada LP as well as various entities directly or indirectly owned by Brookfield Office Properties Canada LP.

RECENT DEVELOPMENTS

On May 3, 2010, we announced that our trustees had approved a distribution of $0.08 per trust unit payable on June 15, 2010 to our unitholders on record as at the close of business on May 31, 2010.

On May 20, 2010, we announced that our trust units had begun trading under the symbol “BOX.UN” to avoid potential confusion with another Brookfield entity that trades under a similar symbol on the TSX.

On August 4, 2010, in connection with the announcement of our financial results for the second quarter ending June 30, 2010, we announced the appointment of Colum Bastable, Roderick D. Fraser and Paul D. McFarlane to our board of trustees and the resignation of the Honourable William G. Davis and Robert J. McGavin from our board. We also announced the appointment of Jan Sucharda as our President and Chief Operating Officer.

SELLING UNITHOLDER

BPP may also offer and sell trust units under this prospectus. As at August 12, 2010, BPP directly and indirectly owned an aggregate equity interest in BOX of approximately 90.6%, consisting of 11,588,734 trust units and 72,883,405 Class B LP Units of Brookfield Office Properties Canada LP (the “Class B LP Units”) which are exchangeable for trust units on a one-for-one basis (see “Brookfield Office Properties Canada”). The prospectus supplement for any trust units offered and sold by BPP will identify the number of trust units being sold by BPP and the number of trust units and Class B LP Units to be directly and indirectly owned by BPP after the distribution.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds received by us from the sale of Securities will be used for general trust purposes, including, without limitation, to repay existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities. We may from time to time offer the Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

We will not receive any proceeds from trust units offered and sold by BPP.

DESCRIPTION OF THE TRUST UNITS

The following sets forth certain general terms and provisions of our trust units. This summary does not purport to be complete. Reference is made to the Declaration of Trust, available on our SEDAR profile at www.sedar.com, for a complete description of the trust units.

Trust Units

Each trust unit is transferable and represents an equal, undivided beneficial interest in BOX and any of our distributions, whether of net income, net realized capital gains or other amounts, and, in the event of our termination or winding-up, in our net assets remaining after satisfaction of all liabilities. All trust units rank among themselves equally and rateably without discrimination, preference or priority. Each trust unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders.

Holders of our trust units are entitled to receive our distributions (whether of net income, net realized capital gains or other amounts) if, as and when declared by our trustees. Upon our termination or winding-up, holders of our trust units will participate equally with respect to the distribution of our remaining assets after payment of all of our liabilities. Such distribution may be made in cash, as a distribution in kind, or both, all as our trustees in their sole discretion may determine. Our trust units have no conversion, retraction or redemption rights. No person is entitled, as a matter of right, to any pre-emptive right to subscribe for or acquire any trust unit, except for holders of Class B LP Units who are entitled to exchange their Class B LP Units for trust units on a one for one basis in accordance with their terms, or as otherwise agreed to by us pursuant to a binding agreement in writing.

Issuance of Trust Units

Trust units or rights to acquire trust units or other of the Securities may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as our trustees determine, including pursuant to a rights plan, distribution reinvestment plan, purchase plan or any incentive option or other compensation plan. Trust units will be issued only when fully paid in money, property or past services, and they will not be subject to future calls or assessments, provided that trust units may be issued and sold on an installment basis and we may take security over any such trust units so issued. Where our trustees determine that we do not have available cash in an amount sufficient to pay the full amount of any distribution, the payment may, at the option of our trustees, include or consist entirely of the issuance of additional trust units having a fair market value determined by the trustees equal to the difference between the amount of the distribution and the amount of cash that has been determined by our trustees to be available for the payment of such distribution. These additional trust units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. The Declaration of Trust also provides that unless our trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional trust units to all holders of our trust units as described above, the number of outstanding trust units will automatically be consolidated such that each unitholder will hold after the consolidation the same number of trust units as the unitholder held before the distribution of such additional trust units. In such circumstances, each certificate representing a number of trust units prior to the distribution of additional trust units will be deemed to represent the same number of trust units after the distribution of such additional trust units and the consolidation. If tax is required to be withheld from a unitholder’s share of the distribution, the consolidation will not result in such unitholder holding the same number of trust units. Each such unitholder will be required to surrender the certificates, if any, representing that unitholder’s original trust units in exchange for a certificate representing that unitholder’s post consolidation trust units.

The trustees may refuse to allow the issuance of or to register the transfer of any trust units where such issuance or transfer would, in their opinion, adversely affect the treatment of BOX under applicable Canadian tax laws or their qualification to carry on any relevant business. See “– Limitations on Non-Resident Ownership of Trust Units”.

Repurchase of Trust Units

We may, from time to time, purchase all or a portion of our trust units for cancellation at a price per trust unit and on a basis determined by our trustees in accordance with applicable securities laws and stock exchange rules.

Limitations on Non-Resident Ownership of Trust Units

In order for BOX to maintain its status as a mutual fund trust under the Income Tax Act (Canada) (the “Tax Act”), it must not be established or maintained primarily for the benefit of any person who is a “non-resident” within the meaning of the Tax Act or a partnership other than a Canadian partnership for the purposes of the Tax Act (each, a “Non-Resident”). Accordingly, the Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis and we have informed our transfer agent and/or registrar of this restriction. Our trustees may require a registered holder of trust units to provide them with a declaration as to the jurisdictions in which beneficial owners of our trust units registered in such holder’s name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is Non-Resident). If our trustees become aware, as a result of such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis are, or may be, Non-Residents or that such a situation is imminent, our trustees may make a public announcement thereof and will not accept a subscription for trust units from or issue or register a transfer of trust units to a person unless the person provides a declaration in form and content satisfactory to our trustees that the person is not a Non-Resident and does not hold such trust units for the benefit of Non-Residents. If, notwithstanding the foregoing, the trustees determine that more than 49% of our trust units on a basic or fully-diluted basis are held by Non-Residents, our trustees may send or cause to be sent a notice to such Non-Resident holders of our trust units chosen in inverse order to the order of acquisition or registration or in such other manner as our trustees may consider equitable and practicable, requiring them to sell their trust units or a portion thereof within a specified period of not more than 30 days. If the unitholders receiving such notice have not sold the specified number of trust units or provided the trustees with satisfactory evidence that they are not Non-Residents within such period, the trustees may on behalf of such persons sell or cause to be sold such trust units and, in the interim, will suspend the voting and distribution rights attached to such trust units. Upon such sale, the affected holders will cease to be holders of the relevant trust units and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such trust units.

Book-Based System

The trust units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”), as custodian of such certificates for the participants of CDS, registered in the name of CDS or its nominee, and registration of ownership and transfers of the trust units may be effected through the book-based system administered by CDS.

DESCRIPTION OF THE DEBT SECURITIES

The following sets forth certain general terms and provisions of our debt securities. The particular terms and provisions of debt securities offered pursuant to an accompanying prospectus supplement, and the extent to which the general terms and provisions described below may apply to such debt securities, will be described in such prospectus supplement. Thus, for a description of the terms of a particular series of debt securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the debt securities contained in this prospectus.

Our debt securities will be direct unsecured obligations of BOX and will be senior or subordinated indebtedness of BOX as described in the relevant prospectus supplement. The senior debt securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of BOX. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of the senior debt securities and all other senior indebtedness of BOX.

Our debt securities will be issued under one or more indentures (each a “Trust Indenture”), in each case between us and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. The statements made hereunder relating to any Trust Indenture and the debt securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

Each Trust Indenture may provide that debt securities may be issued thereunder up to the aggregate principal amount which we may authorize from time to time. Any prospectus supplement for debt securities supplementing this prospectus will contain the terms and other information with respect to the debt securities being offered thereby, including: (i) the designation, aggregate principal amount and authorized denominations of such debt securities; (ii) the currency or currency units for which such debt securities may be purchased and the currency or currency unit in which the principal and any interest in payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such debt securities will be issued; (iv) the date or dates on which such debt securities will mature; (v) the rate or rates per annum at which such debt securities will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which any such interest will be payable and the record dates for such payments; (vii) the trustee under the trust indenture pursuant to which such debt securities are to be issued; (viii) any redemption term or terms under which such debt securities may be defeased; (ix) any sinking fund provisions; (x) whether such debt securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (xi) any exchange or conversion terms; and (xii) any other specific terms.

Debt securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

PLAN OF DISTRIBUTION

We  may sell the Securities to or through underwriters or dealers and also may sell Securities directly to one or more purchasers or through agents. Similarly, BPP may sell their trust units through underwriters or dealers or to one or more purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

Each prospectus supplement will set forth the terms of the offering of the Securities being offered thereby, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to us or BPP from the sale of the offered Securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If so indicated in the applicable prospectus supplement, we may or BPP may authorize dealers or other persons acting as our agents, or agents of BPP, as applicable, to solicit offers by certain institutions to purchase the offered Securities directly from us or BPP, as applicable, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

Under agreements which we or BPP may enter into, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us or BPP against certain liabilities including liabilities under the Canadian provincial and territorial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us or BPP in the ordinary course of business.

Each series of debt securities will be a new issue of Securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, debt securities offered hereby will not be listed on any securities or stock exchange or on any automated dealer quotation system. Certain broker dealers may make a market in our debt securities but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given that any broker dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

In connection with any underwritten offering of the Securities, the underwriters, dealers or agents may over allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

The Securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws. Accordingly, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws, the Securities may not be offered, sold or delivered within the United States, and each underwriter or agent for any offering of the Securities will agree that it will not offer, sell or deliver the Securities within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. If specified in the applicable prospectus supplement, we, BPP or the underwriters, dealers or agents in an offering of the Securities will be entitled to offer and sell those Securities to accredited investors or qualified institutional buyers, as applicable, in the United States provided such offers and sales are made pursuant to an exemption from the registration requirements under the U.S. Securities Act and in compliance with applicable state securities laws. In addition, until 40 days after the commencement of an offering of the Securities, an offer or sale of such Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the Securities within the United States. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a Non-Resident, Canadian non-resident withholding tax considerations.

RISK FACTORS

An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks relating to BOX in the information incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement for a specific offering of the Securities. Specific reference is made to the section “Risk Factors” in our non-offering prospectus dated July 27, 2010 incorporated by reference in this prospectus. If any of the events or developments discussed in those risks factors actually occur, our business, financial condition or results of operations or the value of the Securities could be adversely affected.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain matters of Canadian law relating to the validity of the Securities will be passed upon for us by Torys LLP in Toronto, Ontario. As of August 12, 2010, the partners and associates of Torys LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities or outstanding securities of any of our associates or affiliates.

Macquarie Capital Markets Ltd. prepared the formal valuation of the BPP common shares, our trust units and the interest in Brookfield Place that we acquired in connection with the Transaction. To our knowledge, no registered or beneficial interest, direct or indirect, in any property of BPP or of one of its associates or affiliates: (i) was held by Macquarie or a “designated professional” (as such term is defined in item 16.2 of Form 51-102F2 – Annual Information Form) of Macquarie when Macquarie prepared the formal valuations; (ii) was received by Macquarie or a “designated professional” of Macquarie after Macquarie prepared the formal valuations; or (iii) is to be received by Macquarie. To our knowledge, the interest of Macquarie and each “designated professional” of Macquarie in trust units represents an aggregate equity interest in BOX of less than 1%.

PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

PROMOTER

BPP and BPO, acting in its capacity as manager of BPP, took the initiative in our founding and organization in connection with the Transaction and may therefore be considered promoters for the purposes of applicable securities legislation.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of Brookfield Office Properties Canada (“BOX”) dated August 12, 2010 qualifying the distribution of up to $750,000,000 of trust units and unsecured debt securities of BOX. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the owner of Phase 2, Brookfield Place (Bay-Wellington Tower) (the “Property”) on the balance sheet of the Property as at December 31, 2009 and the statements of income and comprehensive income, changes in owner’s equity and cash flows for the year then ended. Our report is dated June 11, 2010.

We also consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the Trustees of BOX on the combined balance sheets of the BPP Carve-Out Portfolio as at December 31, 2009 and 2008 and the combined statements of income and comprehensive income, equity in net assets and cash flows for each of the years in the two-year period ended December 31, 2009. Our report is dated June 25, 2010.

Signed “Deloitte & Touche LLP”
Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
August 12, 2010

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CERTIFICATE OF THE ISSUER

Date: August 12, 2010

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces and territories of Canada.

(Signed) Thomas F. Farley Chief Executive Officer	(Signed) Bryan K. Davis Senior Vice President and Chief Financial Officer

On behalf of the Board of Trustees

(Signed) Richard B. Clark Trustee	(Signed) Michael F.B. Nesbitt Trustee

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